UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 30)*

Kellogg Company

(Name of Issuer)

Common Stock

(Title of Class of Securities)

487836108 (CUSIP Number)

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

13G
CUSIP NO. 487836108		Page 2 of 10 pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

The Bank of New York Company, Inc. (I.R.S. 13-2614959)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

A New York Corporation

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER

153,103
6 SHARED VOTING POWER

94,512,751
7 SOLE DISPOSITIVE POWER

743,827
8 SHARED DISPOSITIVE POWER

93,783,776

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

94,665,854
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

23.8%
12	TYPE OF REPORTING PERSON*

HC

*SEE INSTRUCTIONS BEFORE FILLING OUT!

13G

CUSIP NO. 487836108	Page 3 of 10 pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

James M. Jenness
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

U.S. Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER

742,103
6 SHARED VOTING POWER

93,759,190
7 SOLE DISPOSITIVE POWER

732,704
8 SHARED DISPOSITIVE POWER

93,759,190

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

94,501,293
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

23.8%
12	TYPE OF REPORTING PERSON*

IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

13G

CUSIP NO. 487836108	Page 4 of 10 pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

William C. Richardson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

U.S. Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER

52,403
6 SHARED VOTING POWER

93,759,190
7 SOLE DISPOSITIVE POWER

35,400
8 SHARED DISPOSITIVE POWER

93,759,190

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

93,811,593
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

23.6%
12	TYPE OF REPORTING PERSON*

IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

13G
CUSIP NO. 487836108		Page 5 of 10 pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

Shirley D. Bowser
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

U.S. Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER

0
6 SHARED VOTING POWER

93,759,190
7 SOLE DISPOSITIVE POWER

0
8 SHARED DISPOSITIVE POWER

93,759,190

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

93,759,190
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

23.6%
12	TYPE OF REPORTING PERSON*

IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

Schedule 13G

Issuer: Kellogg Company

This Schedule 13G is being filed as Amendment No. 30 to the Schedule 13G dated April 23, 1979 filed on behalf of Harris Trust and Savings Bank, Lyle C. Roll, Russell G. Mawby and William V. Bailey as trustees of the W.K. Kellogg Foundation Trust (the “Trust”) with respect to shares of common stock of Kellogg Company (the “Shares”).

This Amendment No. 30 is being filed by The Bank of New York as trustee of the Trust, on behalf of the Trust and on behalf of itself, James M. Jenness, William C. Richardson and Shirley D. Bowser, as all of the trustees of the Trust as of December 31, 2006.

The number of Shares beneficially owned by each of The Bank of New York and certain of its affiliates, James M. Jenness, William C. Richardson and Shirley D. Bowser, individually, as fiduciary or otherwise, is hereinafter reported. The number of Shares beneficially owned collectively by such persons is 95,460,360, which is 24.0% of the Shares outstanding. Of this amount 93,759,190 Shares, or 23.6% of the Shares outstanding, represent Shares owned in a fiduciary capacity on behalf of the Trust. Shares owned in other fiduciary capacities are noted on Exhibit 99.1.

The number of reported Shares for James M. Jenness includes 689,308 Shares that Mr. Jenness may acquire within 60 days of December 31, 2006 by exercising options granted to him under the Kellogg Company Key Employee Incentive Plans. The number of reported Shares for William C. Richardson includes 35,000 Shares that Dr. Richardson may acquire within 60 days of December 31, 2006 by exercising options granted to him under the Kellogg Company Non-Employee Director Stock Plan.

Item 1.	(a)	Name of Issuer:

Kellogg Company

	(b)	Address of Issuer’s Principal Executive Offices:

One Kellogg Square Battle Creek, Michigan 49016-3599

Item 2.	(a)	Name of Persons Filing:

The Bank of New York Company, Inc. James M. Jenness William C. Richardson Shirley D. Bowser

	(b)	Address of Principal Business Office :

		Person Filing The Bank of New York Company, Inc.	Address One Wall Street New York, NY 10286

		James M. Jenness	One Kellogg Square P. O. Box 3599 Battle Creek, Michigan 49016

		William C. Richardson	One Michigan Avenue East Battle Creek, Michigan 49017

		Shirley D. Bowser	One Michigan Avenue East Battle Creek, Michigan 49017

Schedule 13G

Issuer: Kellogg Company

	(c)	Citizenship:

		The Bank of New York Company, Inc. James M. Jenness William C. Richardson Shirley D. Bowser	-A New York Corporation -U.S. Citizen -U.S. Citizen -U.S. Citizen

	(d)	Title of Class of Securities:

All persons filing - common stock

	(e)	CUSIP Number:

All persons filing - 487836108

Item 3.	(a) - (j)

This statement is being filed pursuant to Rule 13d-1(d).

Item 4.	Ownership:

	(a)	Amount Beneficially Owned as of December 31, 2006:

		The Bank of New York Company, Inc. James M. Jenness William C. Richardson Shirley D. Bowser	- 94,665,854 - 94,501,293 - 93,811,593 - 93,759,190

	(b)	Percent of Class:

		The Bank of New York Company, Inc. James M. Jenness William C. Richardson Shirley D. Bowser	- 23.8% - 23.8% - 23.6% - 23.6%

	(c)	Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote:

		The Bank of New York Company, Inc. James M. Jenness William C. Richardson Shirley D. Bowser	- 153,103 - 742,103 - 52,403 - 0

Schedule 13G

Issuer: Kellogg Company

	(ii)	Shared power to vote or to direct the vote:

		The Bank of New York Company, Inc.	- 94,512,751
		James M. Jenness	- 93,759,190
		William C. Richardson	- 93,759,190
		Shirley D. Bowser	- 93,759,190

	(iii)	Sole power to dispose or to direct the disposition of:

		The Bank of New York Company, Inc.	- 743,827
		James M. Jenness	- 732,704
		William C. Richardson	- 35,400
		Shirley D. Bowser	- 0

	(iv)	Shared power to dispose or to direct the disposition of:

		The Bank of New York Company, Inc.	- 93,783,776
		James M. Jenness	- 93,759,190
		William C. Richardson	- 93,759,190
		Shirley D. Bowser	- 93,759,190

Item 5.	Ownership of Five Percent or Less of a Class:

William C. Richardson left the office of co-trustee of the Trust on January 31, 2007. On that date, Sterling K. Speirn succeeded Dr. Richardson as a co-trustee of the Trust. Accordingly, as of January 31, 2007, Dr. Richardson ceased to be the beneficial owner of more than five percent of the common stock of Kellogg Company, and as of January 31, 2007 Mr. Speirn became such a beneficial owner. Beginning with the year ending December 31, 2007, Mr. Speirn will report his shareholdings of Kellogg Company in lieu of Dr. Richardson on amendments to this Schedule 13G.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

See Exhibit 99.1

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

The Bank of New York Company, Inc., a parent holding company, is filing with respect to its following subsidiaries:

The Bank of New York One Wall Street New York, NY 10286

The Bank of New York Trust Company 123 Main Street White Plains, New York 10601

Item 8.	Identification and Classification of Members of the Group:

Not Applicable

Schedule 13G

Issuer: Kellogg Company

Item 9.	Notice of Dissolution of Group:

Not Applicable

Item 10.	Certifications:

Not Applicable

Schedule 13G

Issuer: Kellogg Company

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2007

The Bank of New York, as trustee of the W.K. Kellogg Foundation Trust

By	/s/ Joyce S. Walsh
Joyce S. Walsh
Vice President

James M. Jenness

/s/ Joyce S. Walsh
By his attorney in fact, Joyce S. Walsh

William C. Richardson

/s/ Joyce S. Walsh
By his attorney in fact, Joyce S. Walsh

Shirley D. Bowser

/s/ Joyce S. Walsh
By her attorney in fact, Joyce S. Walsh

SCHEDULE 13G

EXHIBIT INDEX

Exhibit No.	Exhibit
Exhibit 24.1	Power of Attorney of James M. Jenness dated February 10, 2006 (incorporated by reference to Exhibit 24.1 to Amendment No. 29 to this Schedule 13G filed on February 13, 2006 (“Amendment No. 29”).

Exhibit 24.2	Power of Attorney of William C. Richardson dated February 10, 2006 (incorporated by reference to Exhibit 24.2 to Amendment No. 29).

Exhibit 24.3	Power of Attorney of Shirley D. Bowser dated February 10, 2006 (incorporated by reference to Exhibit 24.3 to Amendment No. 29).

Exhibit 99.1	Ownership of More Than Five Percent on Behalf of Another Person.

Exhibit 99.2	Agreement Pursuant to Rule 13d-1(k)(1)(iii).